  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	December 15, 2021

Eldorado Gold Releases Updated Mineral Reserve and Mineral Resource Statement

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today releases its updated Mineral Reserve and Mineral Resource (“MRMR”) estimates as of September 30, 2021.

Highlights
●
Increase to Inferred Resources as a result of the maiden Inferred Resource at Ormaque announced in February 2021.
●
Increase to Mineral Reserves and Measured and Indicated (“M+I”) Resource at Efemcukuru is attributable to Resource upgrade associated with drilling, mostly at Kokarpinar and Kestanebeleni NW.

Mineral Reserves Update

The Company’s Proven and Probable gold Reserves (“2P Reserves”) totalled 17.0 million ounces as of September 30, 20211, a 4% decrease from the previous MRMR statement on September 30, 2020. Including the divestiture of Tocantinzinho, (“TZ”), which was divested from the portfolio October 27, 2021 the Company’s 2P gold Reserves totalled 15.3 million ounces, a 14% decrease compared to September 30, 2020 (see Eldorado press release dated December 2, 2020). The complete table of Mineral Resources and Mineral Reserves can be found at the end of this release.

Total 2P Reserves (Gold Ounces x 1,000)
Proven and Probable in-situ gold ounces as of September 30, 2020	17,737
TZ Divestment	-1,781
Depletion2	-687
Additions from converted resources (M+I) during 2021	315
Changes due to cut-off evaluations	-319
Proven and probable in-situ gold ounces as of September 30, 2021	15,264

Net of divestitures, the net change in Reserves is attributable to increases at Lamaque and Efemcukuru, and decreases at Kisladag, Skouries and Olympias.

●
Lamaque: Both Mineral Reserve gold ounces and grade increased relative to September 2020 primarily due to conversion drilling in the C5 zone.

●
Efemcukuru: Mineral Reserves increased mostly due to conversion of Resources to Reserves at Kestanebeleni NW and Kokarpinar.

●
Kisladag: Mineral Reserves decreased due to depletion.

●
Skouries: The decrease in Mineral Reserves, at the development project, is due to changes in cut-off values, mostly offset by reserve price increase.

●
Olympias: The decrease in Mineral Reserves is due to mining method optimization and exclusion of remnant mining zones that will require further engineering studies to be included in the mine plan.

1 See “Mineral Reserve Notes” below.
2 Depletion declared here are processed ounces. Depletion includes Q4 2020 and Q1-Q3 2021.

The following table summarizes the year over year changes to the Company’s gold Reserves:

Total Proven and Probable Reserves
	2020	2021	Change
	Contained Au Oz (x1,000)
Certej	2,402	2,402	0%
Efemcukuru	613	620	1%
Kisladag	4,580	4,282	-7%
Lamaque	1,086	1,091	0.5%
Olympias	2,252	1,990	-12%
Perama	1,250	1,250	0%
Skouries	3,773	3,630	-4%
Tocantinzinho	1,781	1,781	0%
Total	17,737	17,045	-4%
Less divestitures: TZ	1,781	0	-100%
Gross Total	17,737	15,264	-14%

Mineral Resources Update

Exploration within our existing portfolio continues to deliver resource growth for the Company.

Eldorado reports Resources in accordance with CIM definition standards. The Resource cut-off grades or values (e.g. gold equivalent) are determined using a single long-term gold price ($1,800/oz) and modifying factors derived in the resource to reserve conversion process (or by comparison to similar projects for our resource-only properties). These values are then used to create constraining volumes that provide limits to the reported Resources. Open pit Resources used pit shells created with the long-term gold price to constrain reportable model blocks. Underground Resources were constrained by volumes whose design was guided by a combination of the reporting cut-off grade or value, contiguous areas of mineralization and mineability.

Eldorado’s M+I Resources totalled 25.5 million ounces as of September 30, 2021, a 1% decrease from the previous MRMR statement on September 30, 2020 attributable to decreases at Kisladag, Skouries and Olympias, partially offset by increases at Lamaque and Efemcukuru. Including the TZ divestment, the M+I Resources totalled 23.5 million ounces, a decrease of 9% compared to September 30, 2020. Eldorado’s Inferred Resources totaled 14.0 million ounces as of September 30, 2021, a 3% increase from the previous MRMR statement on September 30, 2020.

●
Efemcukuru: The increase to M+I Resource is attributable to Resource upgrade associated with drilling, mostly at Kokarpinar and Kestanebeleni NW. The decrease in Inferred Resource at Efemcukuru is attributable to the combination of additional drilling and the corresponding upgrade to M&I Resources.

●
Lamaque: All changes to the Resources are attributable to the results of additional drilling and upgrades of Inferred to M+I Resources. Ormaque was announced as a maiden Inferred Resource on February 22, 2021 (see Eldorado press release dated February 22, 2021).

The following table summarizes the year over year changes to Eldorado’s gold Resources:
Total Measured and Indicated Resources				Inferred Resources
	2020	2021	Change	2020	2021	Change
	Contained Au ounces (x1000)			Contained Au ounces (x1000)
Bolcana	0	0	0%	6,492	6,492	0%
Certej	3,829	3,829	0%	23	23	0%
Efemcukuru	941	1,066	13%	941	629	-33%
Kisladag	7,197	6,822	-5%	107	107	0%
Lamaque	1,821	1,937	6%	2,074	1,962	-5%
Ormaque	0	0	0%	0	803	100%
Olympias	3,493	3,409	-2%	562	566	1%
Perama	1,374	1,374	0%	62	59	-5%
Perama South	0	0	0%	728	728	0%
Piavitsa	0	0	0%	1,025	1,025	0%
Sapes	0	0	0%	820	820	0%
Skouries	5,030	5,030	0%	814	814	0%
Tocantinzinho	2,029	2,029	0%	17	17	0%
Total	25,714	25,496	-1%	13,665	14,045	3%
Less divestitures: TZ	2,029	0	-100%	17	0	-100%
Gross Total	25,714	23,467	-9%	13,665	14,028	3%

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.757 5573 or 1.888.363.8166
louise.mcmahon@eldoradogold.com

Eldorado Gold Mineral Reserves, as of September 30, 2021

Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable		
Gold	**Tonnes (x1000)**	**Au g/t**	**Contained Au ounces (x1000)**	**Tonnes (x1000)**	**Au g/t**	**Contained Au ounces (x1000)**	**Tonnes (x1000)**	**Au g/t**	**Contained Au ounces (x1000)**
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemcukuru	1,732	6.03	336	1,645	5.37	284	3,377	5.71	620
Kisladag	183,092	0.69	4,061	12,819	0.54	221	195,911	0.68	4,282
Lamaque	502	8.02	129	4,154	7.20	962	4,656	7.29	1,091
Olympias	1,205	10.87	421	8,132	6.00	1,569	9,337	6.63	1,990
Perama Hill	3,088	4.03	400	9,410	2.81	850	12,498	3.11	1,250
Skouries	73,101	0.87	2,053	74,015	0.66	1,576	147,116	0.77	3,630
TOTAL GOLD	**285,508**	**0.96**	**8,814**	**131,674**	**1.52**	**6,450**	**417,182**	**1.14**	**15,264**
Silver	**Tonnes (x1000)**	**Ag g/t**	**Contained Ag ounces (x1000)**	**Tonnes (x1000)**	**Ag g/t**	**Contained Ag ounces (x1000)**	**Tonnes (x1000)**	**Ag g/t**	**Contained Ag ounces (x1000)**
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	1,205	155	6,006	8,132	116	30,422	9,337	121	36,428
Perama Hill	3,088	4	403	9,410	8	2,277	12,498	7	2,680
Stratoni	0	0	0	0	0	0	0	0	0
TOTAL SILVER	**27,081**	**15**	**13,413**	**39,042**	**33**	**41,250**	**66,123**	**26**	**54,663**
Copper	**Tonnes (x1000)**	**Cu %**	**Contained Cu tonnes (x1000)**	**Tonnes (x1000)**	**Cu %**	**Contained Cu tonnes (x1000)**	**Tonnes (x1000)**	**Cu %**	**Contained Cu tonnes (x1000)**
Skouries	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740
TOTAL COPPER	**73,101**	**0.52**	**381**	**74,015**	**0.48**	**359**	**147,116**	**0.50**	**740**
Lead	**Tonnes (x1000)**	**Pb %**	**Contained Pb tonnes (x1000)**	**Tonnes (x1000)**	**Pb %**	**Contained Pb tonnes (x1000)**	**Tonnes (x1000)**	**Pb %**	**Contained Pb tonnes (x1000)**
Olympias	1,205	4.9	59	8,132	4.0	323	9,337	4.1	382
Stratoni	0	0.0	0	0	0.0	0	0	0.0	0
TOTAL LEAD	**1,205**	**4.9**	**59**	**8,132**	**4.0**	**323**	**9,337**	**4.1**	**382**
Zinc	**Tonnes (x1000)**	**Zn %**	**Contained Zn tonnes (x1000)**	**Tonnes (x1000)**	**Zn %**	**Contained Zn tonnes (x1000)**	**Tonnes (x1000)**	**Zn %**	**Contained Zn tonnes (x1000)**
Olympias	1,205	5.6	68	8,132	5.0	410	9,337	5.1	477
Stratoni	0	0.0	0	0	0.0	0	0	0.0	0
TOTAL ZINC	**1,205**	**5.6**	**68**	**8,132**	**5.0**	**410**	**9,337**	**5.1**	**477**

Eldorado Gold Mineral Reserves, as of September 30, 2020

Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable		
Gold	Tonnes (x1000)	Au g/t	Contained Au ounces (x1000)	Tonnes (x1000)	Au g/t	Contained Au ounces (x1000)	Tonnes (x1000)	Au g/t	Contained Au ounces (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemcukuru	2,012	6.30	407	1,155	5.54	206	3,167	6.02	613
Kisladag	194,314	0.70	4,352	13,236	0.54	228	207,550	0.69	4,580
Lamaque	425	5.23	71	4,569	6.91	1,015	4,994	6.76	1,086
Olympias	1,515	10.14	494	8,734	6.26	1,758	10,249	6.83	2,252
Perama Hill	3,088	4.03	400	9,410	2.81	850	12,498	3.11	1,250
Skouries	75,804	0.87	2,132	81,862	0.62	1,641	157,666	0.74	3,773
Tocantinzinho	17,007	1.52	831	21,898	1.35	950	38,905	1.42	1,781
TOTAL GOLD	**316,953**	**0.99**	**10,101**	**162,364**	**1.46**	**7,636**	**479,317**	**1.15**	**17,737**
Silver	Tonnes (x1000)	Ag g/t	Contained Ag ounces (x1000)	Tonnes (x1000)	Ag g/t	Contained Ag ounces (x1000)	Tonnes (x1000)	Ag g/t	Contained Ag ounces (x1000)
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	1,515	159	7,745	8,734	119	33,416	10,249	125	41,161
Perama Hill	3,088	4	403	9,410	8	2,277	12,498	7	2,680
Stratoni	0	0	0	560	148	2,665	560	148	2,665
TOTAL SILVER	**27,391**	**17**	**15,152**	**40,204**	**36**	**46,909**	**67,595**	**29**	**62,061**
Copper	Tonnes (x1000)	Cu %	Contained Cu tonnes (x1000)	Tonnes (x1000)	Cu %	Contained Cu tonnes (x1000)	Tonnes (x1000)	Cu %	Contained Cu tonnes (x1000)
Skouries	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
TOTAL COPPER	**75,804**	**0.52**	**393**	**81,862**	**0.47**	**386**	**157,666**	**0.49**	**779**
Lead	Tonnes (x1000)	Pb %	Contained Pb tonnes (x1000)	Tonnes (x1000)	Pb %	Contained Pb tonnes (x1000)	Tonnes (x1000)	Pb %	Contained Pb tonnes (x1000)
Olympias	1,515	5.1	77	8,734	4.0	349	10,249	4.2	426
Stratoni	0	0.0	0	560	6.1	34	560	6.1	34
TOTAL LEAD	**1,515**	**5.1**	**77**	**9,294**	**4.1**	**383**	**10,809**	**4.3**	**460**
Zinc	Tonnes (x1000)	Zn %	Contained Zn tonnes (x1000)	Tonnes (x1000)	Zn %	Contained Zn tonnes (x1000)	Tonnes (x1000)	Zn %	Contained Zn tonnes (x1000)
Olympias	1,515	5.8	88	8,734	5.1	445	10,249	5.2	533
Stratoni	0	0.0	0	560	9.2	52	560	9.2	52
TOTAL ZINC	**1,515**	**5.8**	**88**	**9,294**	**5.3**	**497**	**10,809**	**5.4**	**585**

Eldorado Gold Mineral Resources, as of September 30, 2021

Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.53	6,492
Certej	29,300	1.73	1,626	58,653	1.17	2,203	87,953	1.35	3,829	842	0.86	23
Efemcukuru	2,437	7.38	578	2,178	6.96	488	4,615	7.18	1,066	3,300	5.93	629
Kisladag	311,255	0.61	6,111	44,581	0.50	712	355,836	0.60	6,822	7,529	0.44	107
Lamaque	876	9.49	267	6,246	8.32	1,670	7,122	8.46	1,937	8,880	6.87	1,962
Ormaque	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,620	9.53	803
Olympias	2,343	10.66	803	10,905	7.43	2,606	13,248	8.00	3,409	2,092	8.41	566
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,136	1.63	59
Perama South	0	0.00	0	0	0.00	0	0	0.00	0	14,870	1.52	728
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	6,613	4.82	1,025
Sapes	0	0.00	0	0	0.00	0	0	0.00	0	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
TOTAL GOLD	**440,017**	**0.87**	**12,276**	**282,796**	**1.23**	**11,191**	**722,814**	**1.01**	**23,467**	**499,973**	**0.87**	**14,028**
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	29,300	9	8,111	58,653	10	18,103	87,953	9	26,214	842	4	110
Olympias	2,343	149	11,203	10,905	142	49,841	13,248	143	61,043	2,092	179	12,070
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,136	2	83
Piavitsa	0	0	0	0	0	0	0	0	0	6,613	54	11,389
Stratoni	0	0	0	1,351	153	6,647	1,351	153	6,647	1,700	162	8,866
TOTAL SILVER	**34,736**	**18**	**19,729**	**81,882**	**29**	**77,170**	**116,618**	**26**	**96,898**	**12,383**	**82**	**32,518**
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.18	686
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
TOTAL COPPER	**90,714**	**0.51**	**466**	**149,260**	**0.44**	**652**	**239,974**	**0.47**	**1,118**	**448,657**	**0.21**	**953**
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,343	4.8	113	10,905	4.8	527	13,248	4.8	640	2,092	5.9	124
Stratoni	0	0.0	0	1,351	6.1	82	1,351	6.1	82	1,700	6.2	106
TOTAL LEAD	**2,343**	**4.81**	**113**	**12,256**	**5.0**	**609**	**14,599**	**4.9**	**722**	**3,792**	**6.1**	**230**
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,343	5.7	134	10,905	6.4	701	13,248	6.3	835	2,092	7.1	149
Stratoni	0	0.0	0	1,351	8.7	117	1,351	8.7	117	1,700	9.3	158
TOTAL ZINC	**2,343**	**5.7**	**134**	**12,256**	**6.7**	**818**	**14,599**	**6.5**	**952**	**3,792**	**8.1**	**307**

Eldorado Gold Mineral Resources, as of September 30, 2020

Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.53	6,492
Certej	29,300	1.73	1,626	58,653	1.17	2,203	87,953	1.35	3,829	842	0.86	23
Efemcukuru	2,675	7.02	604	1,660	6.31	337	4,335	6.75	941	4,919	5.95	941
Kisladag	328,500	0.61	6,476	45,274	0.50	721	373,774	0.60	7,197	7,543	0.44	107
Lamaque	464	7.15	107	6,654	8.01	1,714	7,118	7.96	1,821	9,280	6.95	2,074
Olympias	2,610	10.48	879	10,853	7.49	2,614	13,463	8.07	3,493	2,032	8.60	562
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,182	1.64	62
Perama South	0	0.00	0	0	0.00	0	0	0.00	0	14,870	1.52	728
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	6,613	4.82	1,025
Sapes	0	0.00	0	0	0.00	0	0	0.00	0	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
Tocantinzinho	17,529	1.51	849	28,486	1.29	1,180	46,015	1.37	2,029	600	0.90	17
TOTAL GOLD	**474,885**	**0.88**	**13,432**	**311,813**	**1.23**	**12,282**	**786,698**	**1.02**	**25,714**	**499,972**	**0.85**	**13,665**
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	29,300	9	8,111	58,653	10	18,103	87,953	9	26,214	842	4	110
Olympias	2,610	148	12,419	10,853	144	50,246	13,463	145	62,665	2,032	188	12,282
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,182	2	93
Piavitsa	0	0	0	0	0	0	0	0	0	6,613	54	11,389
Stratoni	0	0	0	937	159	4,790	937	159	4,790	1,147	188	6,933
TOTAL SILVER	**35,003**	**19**	**20,945**	**81,416**	**29**	**75,718**	**116,419**	**26**	**96,663**	**11,816**	**81**	**30,807**
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.18	686
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
TOTAL COPPER	**90,714**	**0.51**	**466**	**149,260**	**0.44**	**652**	**239,974**	**0.47**	**1,118**	**448,657**	**0.21**	**953**
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,610	4.8	125	10,853	4.8	521	13,463	4.8	646	2,032	6.2	126
Stratoni	0	0.0	0	937	6.5	61	937	6.5	61	1,147	6.6	76
TOTAL LEAD	**2,610**	**4.8**	**125**	**11,790**	**4.9**	**582**	**14,400**	**4.9**	**707**	**3,179**	**6.3**	**202**
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,610	5.7	149	10,853	6.5	705	13,463	6.3	854	2,032	7.3	148
Stratoni	0	0.0	0	937	9.5	89	937	9.5	89	1,147	9.3	107
TOTAL ZINC	**2,610**	**5.7**	**149**	**11,790**	**6.7**	**794**	**14,400**	**6.6**	**943**	**3,179**	**8.0**	**255**

Notes on Mineral Resources and Reserves

1.
Mineral Resources and Mineral Reserves are as of September 30, 2021
2.
The Mineral Resources and Mineral Reserves were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference, into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).
3.
Mineral Reserves are included in the Mineral Resources.
4.
The Mineral Resources and Mineral Reserves are disclosed on a total project basis.

Mineral Reserve Notes

1.
Long Term Metal Price Assumptions

■
Gold price: $1,300/oz
■
Silver price: $17.00/oz
■
Copper price: $2.75/lb
■
Lead price: $2,000/t
■
Zinc price: $2,300/t

2.
Cut-off Grades

Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121); Efemcukuru: $95.90/t NSR (long hole stoping), $99.48/t NSR (drift and fill); Kisladag: 0.18 g/t Au Recoverable; Lamaque: 4.38 g/t Au; Olympias: $168.30/t NSR; Perama Hill: 0.73 g/t Au; Skouries: $10.60/t NSR (open pit), $33.33/t NSR (underground).

3.
Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure contained within the following sections of this release:
■
John Battista, MAusIMM., of Mining Plus is responsible for Skouries (open pit) Mineral Reserves;
■
Terry Cadrin, P.Eng., Director, Business Planning and LOM Evaluations for the Company, is responsible for the Kisladag and Perama Hill Mineral Reserves;
■
Colm Keogh, P.Eng., Manager, Operations Support for the Company, is responsible for Efemcukuru, Olympias and Skouries (underground) Mineral Reserves;
■
John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Certej Mineral Reserves;
■
Jessy Thelland, géo (OGQ No. 758)., Superintendent, Technical Services for the Company, is responsible for Lamaque Mineral Reserves.

Mineral Resource Notes

1.
Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction:

The Mineral Resources used a long term look gold metal price of $1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Open pit-only projects (Kisladag, Perama Hill, Perama South, and Certej) used pit shells created with the long-term gold price to constrain reportable model blocks. Underground Resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground resources have the open pit Resources constrained by either the permit (Skouries) or by an OP/UG economic crossover surface (Bolcana), and underground Resources constrained by a reporting shape.

2.
Cut-off Grades

Bolcana: 0.30 g/t Au Equivalent grade (open pit), 0.65 g/t Au Equivalent grade (underground) (=Au g/t + 1.27*Cu%); Certej: 0.60 g/t Au; Efemcukuru: 2.5 g/t Au; Kisladag: 0.25 g/t Au; Lamaque: 3.0 g/t Au; Ormaque: 3.5 g/t Au; Olympias: $125/t NSR; Perama Hill and Perama South: 0.50 g/t Au; Piavitsa: 4.0 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Skouries: 0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground) (=Au g/t + 1.25*Cu%); Stratoni: $200/t NSR.

3.
Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure contained within the following sections of this release:

■
Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation for the Company, is responsible for the Certej, Perama Hill, Perama South, Piavitsa, Sapes and Skouries Mineral Resources; and is jointly responsible for Ormaque Mineral Resources with Jacques Simoneau, géo (OGQ No. 737).;
■
Jacques Simoneau, géo (OGQ No. 737), Exploration Manager Eastern Canada for the Company, is jointly responsible for Ormaque Mineral Resources with Sean McKinley, P.Geo.;
■
Jessy Thelland, géo (OGQ No. 758), Superintendent, Technical Services for the Company, is responsible for Lamaque Mineral Resources;
■
Ertan Uludag, P.Geo., Manager, Resource Geology for the Company, is responsible for the Bolcana, Efemcukuru, Kisladag, Olympias and Stratoni Mineral Resources.

Note Regarding Mineral Reserve and Mineral Resources:
All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101. Additional information on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Eldorado’s annual information form for the year ended December 31, 2020 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedar.com and www.sec.gov:

●
Technical report entitled "Technical Report, Kisladag Gold Mine, Turkey” with an effective date of January 17, 2020.
●
Technical report entitled "Technical Report, Efemcukuru Gold Mine, Turkey” with an effective date of December 31, 2019.
●
Technical report entitled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2019.
●
Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 1, 2018.
●
Technical report entitled “Technical Report, for the Lamaque Project, Quebec, Canada’” an effective date of March 21, 2018.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of exploration, geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “inferred mineral resources”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Technical disclosure regarding the Company’s properties included herein (the “Technical Disclosure”) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, information contained herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.